(441) 278-9000
October 18, 2012
VIA EDGAR TRANSMISSION
James B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 4720
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:	Validus Holdings, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed on February 17, 2012
File No. 001-33606
Dear Mr. Rosenberg:
Validus Holdings, Ltd. (the “Company” or “Validus”), hereby submits responses to the comments of the Staff regarding the above-referenced filing (the “Form 10-K”) as set forth in your letter dated October 17, 2012 (the “Comment Letter”).
Set forth below are the Staff's comments contained in the Comment Letter and immediately following each comment is the Company's response.
The Company is available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Reserve for Losses and Loss Expenses, page 62

1. Please refer to your response to comment 1. Please revise your proposed disclosure in the first sentence to list all of the 2010 notable loss events rather than only those that had an initial ultimate loss estimate above $15 million.

Response: The Company acknowledges the Staff's comment and the proposed disclosure will be revised to list all of the 2010 notable loss events as follows:

'Notable losses for the year ended December 31, 2010 included the Chilean earthquake, Melbourne hailstorm, Deepwater Horizon, New Zealand earthquake, Queensland floods, Windstorm Xynthia, Aban Pearl, Bangkok riots, Perth hailstorm, Oklahoma windstorm, Political risk loss, Hurricane Karl, Political violence loss, Satellite failure and a Financial institutions loss.'

2. Please refer to your response to comment 2. Please address the following related to your proposed disclosures to be included in future periodic reports:

•
Regarding the second bullet, we note that the beginning of your proposed revised disclosure is the same as the wording from page 62 of the 2011 10-K and does not include the revisions you provided in comment 1 of your response dated September 11, 2012. Please confirm that the disclosure to be included in future filings will include the revisions you provided in the September 11, 2012 response.

Response: The Company acknowledges the Staff's comment and confirms that the disclosure to be included in future filings will include the revisions provided in the September 11, 2012 response.

•
Regarding the third bullet, since you have agreed that RDE should not have been allocated to Cyclone Yasi, please tell us how you will correct this error in the financial statements and in the disclosures surrounding the RDE including the RDE roll forward. As it appears correction will not be made by restatement based on your analysis of materiality, restatement may be necessary if the effect of the correction to a future period is material.

Response: The Company acknowledges the Staff's comment and the error will be corrected in the three months ended September 30, 2012 financial statements. The 2011 RDE will increase by $3.6 million and correspondingly the losses and loss expenses will increase by $3.6 million to reflect the correction of the error. Further to the formal materiality assessment (in accordance with Staff Accounting Bulletin No. 99) with regard to the second quarter financial statements, the Company also performed a formal materiality assessment on the third quarter financial statements and concluded that the correction was both immaterial on a quantitative and qualitative basis and that no disclosure is required. We further note that the origination and subsequent correction of the error both occurred in the 2012 fiscal year and therefore there will be no requirement for a formal materiality assessment on the financial statements for the year ending December 31, 2012.

* * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding these matters may be directed to Jeff Consolino at (441) 532-9034 or Robert Kuzloski at (441) 532-9075.

Very truly yours,
/s/ Joseph E. (Jeff) Consolino
Joseph E. (Jeff) Consolino

cc:    Robert F. Kuzloski, Esq. (Validus Holdings, Ltd.)